EXHIBIT 99.20

mCloud Technologies Corp.

AMENDED AND RESTATED MANAGEMENT’S DISCUSSION & ANALYSIS

March 16, 2020

This Amended and Restated Management's Discussion and Analysis ("MD&A") of the financial condition and results of mCloud Technologies Corp. (the "Company", "our", "we", or "mCloud") is provided to assist our readers to assess our financial condition, material changes in our financial condition and our financial performance, including our liquidity and capital resources, for the three and nine months ended September 30, 2019 (Q3/19), compared with the three and nine months ended September 30, 2018 (Q3/18) and as at September 30, 2019 and December 31, 2018. The information in this MD&A is current as of March 16, 2020 and should be read in conjunction with the amended and restated unaudited condensed consolidated interim financial statements as at September 30, 2019 and December 31, 2018, and for the three and nine months ended September 30, 2019 and 2018 (the “interim financial statements”), and the 2018 Annual MD&A.

This MD&A amends and restates the Management's Discussion and Analysis of the Company for the three and nine months ended September 30th, 2019, which was dated and filed on SEDAR November 14, 2019.

The Company’s amended and restated unaudited condensed consolidated interim financial statements and notes thereto for the three and nine months ended September 30, 2019 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements as set out in International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and are recorded in Canadian dollars unless otherwise indicated. Certain dollar amounts in this MD&A have been rounded to the nearest thousands of dollars. Our amended and restated unaudited condensed consolidated interim financial statements and this MD&A for three and nine months ended September 30, 2019 are filed with Canadian securities regulators and can be accessed at www.sedar.com and our Company Web site www.mcloudcorp.com.

Certain comparative figures have been reclassified in order to conform with the financial presentation adopted in the current period.

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. The Company elected to use the modified retrospective approach which does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening accumulated deficit as at January 1, 2019 and applies the standard prospectively.

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Throughout this MD&A, management refers to non-IFRS financial measure: Adjusted EBITDA. A description of this measure is discussed under the heading “Non-IFRS Financial Measures”, along with a reconciliation to the nearest IFRS financial measure.

Additional information relating to mCloud can be found on its Web site at www.mcloudcorp.com. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, audited annual and unaudited interim financial statements, its annual information form, information circulars, various news releases, and material change reports issued by the Company are also available on its Web site at www.mcloudcorp.com or directly through SEDAR at www.sedar.com.

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Contents
OVERVIEW, OVERALL PERFORMANCE AND OUTLOOK	4
FISCAL YEAR	7
EXPANSION TO INTERNATIONAL MARKETS	7
ACQUISITION OF AUTOPRO AUTOMATION	7
ADVANCES IN TECHNOLOGY DEVELOPMENT	8
MARKETING AND BUSINESS DEVELOPMENT	8
TECHNOLOGY OVERVIEW	10
RESULTS OF OPERATIONS	12
SUMMARY OF QUARTERLY RESULTS	12
NON-IFRS FINANCIAL MEASURE: ADJUSTED EBITDA	13
NET LOSS AND ADJUSTED EBITDA – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019	14
NET LOSS AND ADJUSTED EBITDA - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019	15
REVENUE	15
OPERATING EXPENSES	16
PROFESSIONAL FEES AND CONSULTATION FEES (OPERATING EXPENSE)	17
SHARE BASED COMPENSATION AND DEPRECIATION AND AMORTIZATION (OPERATING EXPENSE)	17
OTHER LOSS (INCOME)	18
RELATED PARTY TRANSACTIONS	19
CAPITAL RESOURCES, LIQUIDITY, AND FINANCIAL INSTRUMENTS	21
CAPITAL RESOURCES	21
SUMMARY OF STATEMENT OF CASH FLOWS	21
OPERATING ACTIVITIES	21
INVESTING ACTIVITIES	22
FINANCING ACTIVITIES	22
LIQUIDITY RISK	22
FAIR VALUES	22
RISK MANAGEMENT	23
CREDIT RISK	23
INTEREST RATE RISK	24
FOREIGN CURRENCY RISK	24
CONTROL MATTERS, POLICIES, AND CRITICAL ACCOUNTING ESTIMATES	25
DISCLOSURE CONTROLS AND PROCEDURES	25
INTERNAL CONTROLS OVER FINANCIAL REPORTING	25
PLAN FOR REMEDIATION OF MATERIAL WEAKNESSES	26
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	27
CHANGES IN ACCOUNTING POLICIES	27
CRITICAL ACCOUNTING ESTIMATES	28
OUTSTANDING SHARE DATA	29
FORWARD-LOOKING INFORMATION	30

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OVERVIEW, OVERALL PERFORMANCE AND OUTLOOK1

The Company is headquartered in Vancouver, British Columbia with technology and operations centers in twelve cities across Canada, the United States, and China. mCloud uses Artificial Intelligence ("AI"), Internet of Things ("IoT") sensors, and the cloud to address some of the world’s most challenging energy problems, curbing energy waste, optimizing energy production, and maximizing the health of critical energy infrastructure. Through mCloud’s proprietary AssetCare™ (“AssetCare) platform, the Company empowers asset managers, operators, and maintainers to take actions that drive the optimal operation and care of energy assets such as HVAC units, wind turbines, and process control systems. AssetCare is delivered to customers through commercial Software-as-a-Service (“SaaS”) subscriptions and is accessible over the Web, on mobile devices, and hands-free digital eyewear.

The Company was successful in carrying out a number of its strategic plans and initiatives over the nine- months-ended September 30, 2019 in the areas of financing, acquisitions and corporate structuring for long-term growth and access to capital markets.

On January 22, 2019 the Company executed a Purchase Agreement with Flow Capital Corp. (“Flow”) pursuant to which the Company acquired all of the Flow’s right, title and interest under a Royalty Agreement (“Royalty Agreement”) between Flow and Agnity Global, Inc. (“Agnity”). Subsequently, on April 22, 2019, the Company executed an Amending Agreement (“Amending Agreement") with Agnity to modify the terms of the Royalty Agreement. Pursuant to the Amending Agreement, both parties agreed to establish an Operations Committee for which at all times the Company has the right to nominate a majority of the members of the Operations Committee, thereby ensuring that the Company effectively maintains control over decisions in relation to Agnity’s operations effective as of April 22, 2019. This event constitutes the acquisition of control over Agnity and is accounted for as a business combination effective on April 22, 2019 using the acquisition method in accordance with IFRS 3 Business Combinations. Given the Company owns nil voting interests in Agnity, the non-controlling interest is measured at the 100% of the net identifiable assets of Agnity acquired.

Agnity develops and sells software applications and technology services that enable telecommunication service providers, network equipment manufacturers and enterprises to design, develop, and deploy communication-centric application solutions on a world-wide basis. Taking control of Agnity will enable the Company to have access to Agnity’s patented technology and gain access to its customer base. In addition, Agnity’s communication platform ensures that AssetCare deployments around the globe are assured of connectivity, supported by Agnity telecommunication solutions.

Effective July 10, 2019, the Company successfully completed its acquisition of Autopro Automation Consultants Ltd. (“Autopro”), one of Western Canada’s largest process automation service providers. The acquisition of Autopro represents the Company’s entry into the process industry markets including new customers in oil and gas, petrochemical, and pipeline management. Autopro provides over thirty years of domain expertise in these and other process markets, accelerating the Company’s agenda to deliver AI solutions specific to upstream, midstream, and downstream process facilities. Autopro also brings a strong customer base that serves as a pathway to creating new mCloud AssetCare customers.

1The “Overview, Overall Performance and Outlook”section above contains certain forward-looking statements. Please refer to “Cautions Regarding Forward-Looking Information” for a discussion of risks and uncertainties related to such statements

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In parallel to the acquisition of Autopro, the Company also completed a private placement offering of

$23.493 million on July 11, 2019. The private placement offering of $23.493 million was an aggregate principle amount of convertible unsecured subordinated debentures (“Debentures”) at a price of $100 per Debenture. The Debentures bear interest at a rate of 10% per annum, calculated and paid quarterly on the last day of August, November, February and May. The Debentures mature on May 31, 2022, and the principle amount is repayable in cash upon maturity if the Debentures have not been converted. On December 4, 2019, the Company received the approval from the TSX Venture Exchange for the listing of the Debentures as a supplemental listing. Each Debenture is convertible into units of the Company at the conversion price of $5 per Unit. Each Unit consists of one common share of the Company and one common share purchase warrant of the Company.

On August 7, 2019 the Company closed a $13.0 million secured debt financing with Integrated Private Debt Fund VI LP. Proceeds of the loan were used to repay certain outstanding notes of the Company related to the acquisition of Autopro. The loan has a term of seven years at an interest rate of 6.85% per annum and requires blended monthly payments of principle and interest, based on a seven-year amortization schedule. The Loan is secured against the assets of Autopro and certain other assets of the Company

On December 2, 2019, the Company announced its intention to consolidate its issued and outstanding common shares on the basis of 1 new Common Share for every 10 Common Shares issued and outstanding at that time. The share consolidation was timed to raise investor interest in mCloud.2 The Consolidation was approved, and the common shares began trading on the TSX Venture Exchange on a consolidation basis under the same trading symbol (MCLD) on December 13, 2019.3

On December 4, 2019, the Company listed the convertible debentures of the Company on the TSX-V as a supplemental listing. The debentures were issued pursuant to a debenture offering of the Company disclosed in the note 16.

Effective January 24, 2020 the Company completed its acquisition of CSA, Inc. (“CSA”). CSA is a leading provider of 3D laser scanning solutions for energy facility management. The CSA acquisition creates opportunities to bring new customer value through the creation of 3D Digital Twins, or digital replicas of energy assets and process facilities accessed through AssetCare, which enables process facilities to substantially improve the health and efficiency of maintaining process assets.

On February 10, 2020, the Company announced that it had signed a contract, effective February 7, 2020, for its tuck-in acquisition of AI visual inspection technology from AirFusion and signed an Expression of Interest to acquire Australia-Founded Building IQ.

2  See the Company’s press release dated December 2, 2019, located at https://www.mcloudcorp.com/2019/12/02/mcloud-to-complete-101-share- consolidation-in-preparation-for-tsx-uplisting-nasdaq-listing

3  See the Company’s press release dated December 10, 2019, located at https://www.mcloudcorp.com/news/2019/12/mcloud-commences-trading- consolidated-shares-december-13

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AirFusion’s AI-derived results from wind turbine blade images are the best the Company has seen, reducing processing times by over 90% without compromising high accuracy. The acquisition of the AirFusion technology gives mCloud a serious competitive edge over other wind blade inspection providers and from the existing business alone, the Company expects to convert over $1.200 million in current engagements into full AssetCare recurring revenue customers in 2020. The AirFusion Newton EngineTM uses patent-pending AI to identify and classify damage from images of wind turbine blades and will be embedded into the Company’s AssetCare platform. The full purchase consideration from the acquisition of AirFusion’s assets is not material to the Company and thus the full consideration is not disclosed.4

BIQ is highly complementary to the Company’s AssetCare industry sector for smart buildings. BIQ’s 5i technology stack will allow the Company to integrate new AI and IoT solutions into AssetCare, which would allow us to combine our respective energy savings technologies to target new large commercial spaces such as hospitals and bring new energy management tactics to enterprise multi-site building portfolios via capabilities such as automated measurement and verification (M&V). The Company has provided BuildingIQ with a working capital facility and has made an offer to acquire 389 million CHESS Depositary Interests (“CDIs”) in BuildingIQ in exchange for 882,230 common shares of mCloud. There are a variety of proposed terms of the transaction and provided that all conditions to closing are satisfied, including receipt of all required regulatory and shareholder approvals, the proposed transaction is expected to close June 19, 2020.5

The CSA and AirFusion transactions were supplemented through new additions to the mCloud team, with a focus on creating new solutions that take advantage of the Company’s access to next-generation IoT, drone, and 3D technologies to deliver new forms of customer value.

mCloud’s revenues for the three-months ended September 30, 2019 were $5.955 million (the three months ended September 30, 2018 - $0.498 million) and the net loss for the same period was $18.493 million (the three months ended September 30, 2018 – net loss of $3.409 million). Adjusted EBITDA is calculated as $5.529 million6 (the three months ended September 30, 2018 – Adjusted EBITDA of

$2.658 million).

On a nine-month basis, revenues were $8.331 million (the nine months ended September 30, 2018 –

$1.354 million), representing year-on-year growth in revenues of 515%, and the net loss for the same period was $23.682 million (the nine months ended September 30, 2018 – net loss of $9.246 million). Overall Adjusted EBITDA was $10.175 million7 (the nine months ended September 30, 2018 - $7.375 million), with a gross margin of 53%.

4	See the Company’s press release dated February 10, 2020, located at https://www.mcloudcorp.com/news/2020/02/mcloud-announces-tuck- acquisition-ai-visual-inspection-technology-airfusion

5  See the Company’s press release dated February 1, 2020, located at https://www.mcloudcorp.com/news/2020/02/mcloud-announces-expression- interest-acquire-australia-founded-buildingiq

6  See table “Net Loss and Adjusted EBITDA – For the Three Months Ended September 30, 2019” in the section “Results of Operations” 7 See table “Net Loss and Adjusted EBITDA – For the Nine Months Ended September 30, 2019 in the section “Results of Operations”

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FISCAL YEAR8

In the first nine months of 2019, management was deliberate in organically scaling mCloud’s business by leveraging the acquisitions it made in 2018 (nGrain Canada Corp.) and 2019 (Agnity & Autopro). Two major focus areas for management were the integration of all acquired technologies and talent into AssetCare, creating a single unified customer offering, and taking AssetCare to new customers and new markets across three industry sectors; Smart Facilities, Smart Energy, and Smart Process. Management has identified the following activities discussed below as the primary drivers for the Company’s performance in the 2019 fiscal year, which it expects will create robust growth velocity in 2020:

EXPANSION TO INTERNATIONAL MARKETS

Efforts to expand into new markets internationally, included introducing and marketing AssetCare to Southeast Asia, Greater China, Japan, Australia, Continental Europe, and the Middle East. In 2019, mCloud established a strategic collaboration in Bahrain and a sales presence in Australia, both of which improved the Company’s ability to reach new oil and gas and petrochemical customers.

mCloud also began a strategic collaboration with Britwind, an affiliate of UK’s Ecotricity, in March 2019. This collaboration will enable the Company to reach Britwind’s 1,000 wind turbines across the UK countryside in the coming years. There are over 7,000 onshore wind turbines in operation across the UK plus a further 1,832 located offshore9. As at September 30, 2019, mCloud expects to see the first wind turbines from this market go online with AssetCare by end of fiscal year of 2020.

ACQUISITION OF AUTOPRO AUTOMATION

Q3 saw the completion of mCloud’s acquisition of Autopro and new efforts to engage Autopro’s current customer base to implementing the AssetCare solution. Immediately following the close of the Autopro acquisition in July 2019, the Company began to pursue opportunities to create revenue synergies with Autopro’s traditional process automation business by incorporating AssetCare into the Company’s Smart Process line of business sales and marketing efforts and leveraging existing Autopro relationships to introduce AssetCare capabilities to these customers.

Within weeks of close, the Company engaged key Autopro customers in discussions related to AssetCare deployment. These discussions and opportunities represent numerous process assets and the delivery of new predictive maintenance capabilities to these facilities via AssetCare’s SaaS model.

This approach has proven effective, with the Smart Process industry sector seeing additional engagement from numerous other customers in the Autopro portfolio and the team demonstrating AssetCare’s capacity to create new value. At one recently connected process facility in Western Canada, maintenance response times have improved 300%, and an unexpected outage that would have taken six hours to resolve conventionally had been resolved in two hours, enabling that customer to preserve

$50,000 in revenue that would have otherwise been lost.

8  The “Overview, Overall Performance and Outlook” section above contains certain forward-looking statements. Please refer to “Cautions Regarding Forward-Looking Information” for a discussion of risks and uncertainties related to such statements

9	https://theswitch.co.uk/energy/guides/renewables/wind-power
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A continued priority for management is the ongoing realignment of traditional Autopro marketing and sales to focus on customer opportunities driven by AssetCare recurring revenue in addition to project- based professional services revenue, which has historically been the principal focus of that business. Management expects this will affect project-based revenues in the near term, with AssetCare revenues to grow in the long term as a result of these changes.

ADVANCES IN TECHNOLOGY DEVELOPMENT

mCloud has made significant advances in technology development and the launch of new capabilities creating new revenue opportunities through AssetCare. mCloud hosts AssetCare on the Microsoft Azure platform, ensuring the Company’s ability to service its global customer base and connect to many different kinds of energy assets and apply deep learning to field with new AI-powered capabilities across all of its lines of business. The Company’s product development efforts have made it easier for mCloud to connect to energy assets through advanced wireless IoT sensors, direct connection to assets through industry-standard protocols, and an option to virtually sit with high security on top of an existing asset management stack, enabling mCloud to deliver AssetCare without the need to install new hardware.

Through the use of deep learning and the Company’s own database of energy data from 5,500+ buildings over ten years, the AssetCare team developed new AI-driven techniques to curb energy waste beyond the conventional set point schedule-and-policy approaches exclusively relied upon by virtually every major energy management vendor today. The use of AI and machine learning has enabled AssetCare to adjust HVAC energy use in a commercial building moment-to-moment, creating new ways to adapt to energy demand charges by accounting for dozens of variables simultaneously, including HVAC unit performance, outdoor weather conditions, cost of energy, time of day, occupancy, and comfort preferences.

This capability has uniquely enabled mCloud to deliver energy savings to Quick Service Restaurants (“QSRs”) and retailers in small commercial spaces – both among the largest sources of wasted energy and, prior to AssetCare, an industry generally underserved due to conventional economics of scale.

In addition, the AssetCare product team made substantial advances in the delivery of mobile capabilities to customers, with new remote assistance and mixed reality capabilities on digital eyewear via RealWear hands- free headsets leveraging the Company’s controlling interest in Agnity Global (“Agnity”). With the acquisition of CSA in Q1 2020, the Company expects to deliver new 3D Digital Twin capabilities and through its relationship with Ascent AeroSystems (“Ascent”), new aerial survey and inspection capabilities through AssetCare.

MARKETING AND BUSINESS DEVELOPMENT

New marketing and business development initiatives to create awareness and generate demand for AssetCare have been a significant focus of Management and our Marketing and Business Development teams. In 2019, mCloud implemented a variety of new marketing programs, including engagement with trade publications and media outlets, programmatic digital marketing to target specific market segments aligned with the Company’s lines of business, and renewed outreach to current customers and partners with the aim of growing the value of existing relationships.

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As a result of these and related activities, the Company continued to sign multi-year AssetCare engagements in its Smart Facilities line of business in the first nine months of 2019, including a six-year agreement with TELUS to improve the energy efficiency of their flagship office tower at Consilium Place in Ontario, and the delivery of AssetCare to three customers in Montana, all members of the Chippewa Cree Tribe.

As of September 30, 2019, the Company has over 5,500+ buildings in the Smart Facilities portfolio, each with multiple connected assets.

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TECHNOLOGY OVERVIEW10

mCloud offers AssetCare™, a Software-as-a-Service (“SaaS”) commercial offering that uses Artificial Intelligence (“AI”) to optimize the health and performance of energy assets, including HVAC units, wind turbines, distribution transformers, process control loops, process assets such as those found in midstream oil and gas facilities and more. Through the use of AI, AssetCare:

•	Curbs wasted energy while improving occupant comfort in commercial facilities through AI- powered adaptive control;

•	Maximizes asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance;

•	Optimizes uptime and manages the operational risk of industrial process plants, including oil and gas facilities through continuous AI-powered advisory and assistance to process operators in the field.

AssetCare collects real-time and historical data through the use of IoT sensors and direct connection to industrial control systems, bringing these sources of asset performance data in the cloud, where AI is applied to optimize asset health and performance.

AssetCare delivers direct results and immediate value to customers. In addition, customers can access cloud-based analytics and management dashboards that create actionable insights driving better asset

10  The “Overview, Overall Performance and Outlook” section above contains certain forward-looking statements. Please refer to “Cautions Regarding Forward-Looking Information” for a discussion of risks and uncertainties related to such statements

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management decisions. Field maintainers and operators get access to mobile applications powered by AssetCare that use AI to provide remote assistance, AI-powered recommendations, and mixed reality capabilities that ensure every field job is done timely and right the first time.

The underlying technologies that make up AssetCare are derived from the various acquisitions the Company has made since 2017. Each acquisition provides a key piece of the end-to-end asset management capability that mCloud provides to its customers, all connected to the AssetCare platform in the cloud. Continued development of the AssetCare platform extends the solution suite to the creation of ever-increasing customer value.

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RESULTS OF OPERATIONS

 SUMMARY OF QUARTERLYRESULTS

For the quarter ended:	Sept 30, 2019[11]	June 30, 2019	Mar 31, 2019	Dec 31, 2018	Sept 30, 2018	June 30, 2018	Mar 31, 2018	Dec 31, 2017
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
	*	*	*	*	*	*	*	*
Total Revenue	$5.96	$1.03	$1.35	$0.44	$0.50	$0.31	$0.55	$0.33
Loss from continuing operations attributable to Parent company	18.493	3.485	1.704	2.942	3.409	4.086	1.751	4.451
Basic and diluted loss per share**	1.25	0.38	0.19	0.44	0.44	0.63	0.36	1.00
Loss attributable to Parent company	18.493	3.485	1.704	2.942	3.409	4.086	1.751	4.451
Basic and diluted loss per share**	1.25	0.38	0.19	0.44	0.44	0.63	0.36	1.00

*During the period, the Company identified certain required adjustments to the amounts reflected in prior financial statement filings. As a result of these adjustments, the total revenue previously presented has been adjusted from $9.233 million (September 30, 2019), $3.004 million (June 30, 2019), $2.193 million (March 31, 2019), $0.159 million (December 31, 2018), $0.707 million (September 30, 2018), $0.553 million (June 30, 2018) and $0.693 million (March 31, 2018), respectively.

The total loss from continuing operations and loss attributable to parent Company previously presented has been adjusted from $6.869 million (September 30, 2019), $1.437 million (June 30, 2019), $2.521 million (March 31, 2019), $4.281 million (December 31, 2018), $2.824 million (September 30, 2018), $3.422 million (June 30, 2018) and $1.661 million (March 31, 2018), respectively.

** The basic and diluted loss per share figures for each quarter have been adjusted to reflect the restated quarterly results and share consolidation completed on December 13, 2019 on a retrospective basis.

Total revenues in the last quarter of 2017 and all quarters of 2018 were relatively steady as the Company focused on integration of newly acquired entities and building a foundation for future growth and expansion. During the three quarters of 2019, the Company experienced significant growth through acquisitions of Agnity (Q2 2019) and Autopro (Q3 2019) and adding new customers. The significant revenue increase in Q3 2019 was due to revenues added through the acquisition of Autopro.

The loss from continuing operations and loss attributable to owners of the Company were relatively steady in all quarters presented in the summary of quarterly results with exception of Q3 2019. The significant increase in loss from continuing operations and loss attributable to owners of the Company is largely explained by the business acquisition costs incurred to acquire Autopro, increased costs through consolidation of the newly acquired entities – Autopro (2019 Q3) and Agnity (2019 Q2) and increased sales and marketing, salaries, wages and benefits, and general and administration costs required to maintain the Company’s growth trajectory.

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NON-IFRS FINANCIAL MEASURE: ADJUSTED EBITDA

The Company defines Adjusted EBITDA attributed to shareholders as net income or loss excluding the impact of finance costs, finance income, foreign exchange gain or loss, current and deferred income taxes, depreciation and amortization, share-based compensation, impairment of long lived assets, gain or loss from disposition of assets, and business acquisition costs and other expenses. It should be noted that Adjusted EBITDA is not defined under IFRS and may not be comparable to similar measures used by other entities.

The Company believes Adjusted EBITDA is a useful measure as it provides information to management about the operating and financial performance of the Company and its ability to generate operating cash flow to fund future working capital needs, as well as fund future growth. Excluding these items does not imply that they are non-recurring or not useful to investors.

Investors should be cautioned that Adjusted EBITDA attributed to shareholders should not be construed as an alternative to net earnings or cash flows as determined under IFRS.

The information below reflects the financial statements of mCloud for the three and nine months ended September 30, 2019 compared with the three and nine months ended September 30, 2018.

During the first nine months the Company was active in closing two acquisitions and two finances as discussed above. Upon signing binding Letters of Intent to acquire entities the Company commenced the immediate integration of the technologies of each entity into AssetCare. Acquisitions, financings, acquired technology integration and new market expansion accounted for many of the expenses as detailed in the tables below.

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NET LOSS AND ADJUSTED EBITDA – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019

Three-month Period Ended September 30 (in millions $)
	2019 (restated)	2018 (restated)	$ change	% change
Revenue	$ 5.955	$0.498	$5.457	1,096%
Cost of sales	3.207	0.091	3.116	3,424%
Gross profit	2.748 46%	0.407 82%	2.341	575%
Operating Expenses	10.610	3.684	6.926	188%
Net loss for the period	(18.493)	(3.409)	(15.084)	442%
Add: Current tax expense	0.072	-	0.072	100%
Less: Deferred income tax	(0.665)	-	(0.665)	(100%)
Add: Depreciation and amortization	1.986	0.205	1.781	869%
Add: Share based compensation	0.347	0.413	(0.066)	(16%)
Add: Finance costs	1.462	0.028	1.434	5,121%
Less: Finance income	-	-	-	0%
Add: Foreign exchange loss	0.132	0.104	0.028	27%
Add: Impairment	0.508	-	0.508	100%
Add: Business acquisition costs and other expenses	9.122	0.001	9.121	912,100%
Adjusted EBITDA	(5.529)	(2.658)	(2.871)	108%
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NET LOSS AND ADJUSTED EBITDA - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Nine-month Period Ended September 30 (in millions $)
	2019	2018 (restated)	$ change	% change
Revenue	$ 8.331	$1.354	6.977	515%
Cost of sales	3.889	0.378	3.511	929%
Gross profit	4.443 53%	0.976 72%	3.467	355%
Operating Expenses	18.489	9.897	8.592	87%
Net loss for the period	(23.682)	(9.246)	(14.436)	156%
Add: Current tax expense	0.106	-	0.106	100%
Less: Deferred income recovery	(2.042)	-	(2.042)	(100%)
Add: Depreciation and amortization	2.981	0.434	2.547	587%
Add: Share based compensation	0.892	1.112	(0.220)	(20%)
Add: Finance costs	1.633	0.190	1.443	759%
Less: Finance income	(0.165)	-	(0.165)	(100%)
Add: Foreign exchange loss	0.296	0.083	0.213	257%
Add: Impairment	0.508	-	0.508	100%
Add: Business acquisition costs and other expenses	9.298	0.052	9.246	17,781%
Adjusted EBITDA	(10.175)	(7.375)	(2.800)	38%

REVENUE

The increase in revenues of $5.457 million in the three-months ended September 31, 2019 and $6.977 million in the nine months ended September 30, 2019 as compared with the three and nine months ended September 30, 2018, were influenced by the consolidation of Agnity and Autopro revenues, as well as the uptake in organic AssetCare growth. Autopro revenues largely consisted of oil and gas process control systems design implementation and upgrades. Most of the contracts were primarily from long standing Autopro Alberta based customers. Agnity revenues were comprised of perpetual license sales, post- contract service and design and implementation of solutions for its customers primarily located in the USA and Japan. The increases in AssetCare revenues were primarily in the USA and due to our contract with Telus in Canada.

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OPERATING EXPENSES

Three-months Ended September 30 (in millions $)
	2019	2018	$ change	% change
Salaries, wages and benefits	$ 3.368	$ 1.596	$ 1.772	111%
Sales and marketing	1.477	0.932	0.545	58%
Research and development	0.308	0.057	0.251	440%
General and administration	1.652	0.252	1.400	556%
Total	$ 6.805	$ 2.837	3.968	140%

Nine-months Ended September 30 (in millions $)
	2019	2018	$ change	% change
Salaries, wages and benefits	$ 6.510	$ 3.892	$ 2.618	67%
Sales & Marketing	1.909	2.867	(0.958)	(33%)
Research & Development	0.554	0.122	0.432	354%
General & Administration	1.954	0.811	1.143	141%
Total	$ 10.927	$ 7.692	$ 3.235	42%

Operating expenses for the three-months ended September 30, 2019 increased by 140% or $3.968 million compared with the three-months ended September 30, 2019, and 42% or $3.235 million for the nine months ended September 30, 2019, compared with the nine-month ended September 30, 2018. There were increased costs associated with the head count required for the ongoing development, marketing and sales of AssetCare. Additionally, a significant impact on the changes noted is a result of the acquisition and consolidates of Autopro and Agnity overheads.

While many of the increases noted are a result of the consolidation of Agnity and acquisition of Autopro, it’s important to note that In the current year, management has begun to grow its internal talent pool as it relates to key positions in the areas of marketing, sales, finance and research and development rather than using external consultants for these roles, thus contributing to this increase.

mCloud | 3rd Quarter Amended and Restated Management’s Discussion and Analysis	| 16

PROFESSIONAL FEES AND CONSULTATION FEES (OPERATING EXPENSE)

Three-months Ended September 30 (in millions $)

	2019	2018	$ change	% change
Professional and consulting fees	$ 1.473	$ 0.230	1.243	540%

Nine-months Ended September 30 (in millions $)

	2019	2018	$ change	% change
Professional and consulting fees	$ 3.688	$ 0.659	3.029	460%

Professional and consulting fees have increased 540% or $1.243 million during the three months ended September 30, 2019 compared with the three months ended September 30, 2018, as well as 460% or $3.029 million on a year-to-date basis as at September 30, 2019 compared with September 30, 2018. These professional services are associated with the general efforts to raise capital and explore future acquisition opportunities. These expenses are not explicit or specific to an acquisition or financing. Additionally, the Company’s efforts to expand to International markets, as described in the section “Fiscal Year, Expansion to International Markets” have driven an increase in consulting fees related to this activity.

SHARE BASED COMPENSATION AND DEPRECIATION AND AMORTIZATION (OPERATING EXPENSE)

Three-month Period Ended September 30 (in millions $)

	2019	2018	$ change	% change
Share based compensation	$ 0.347	$ 0.413	(0.066)	(16%)
Depreciation and amortization	1.986	0.205	1.781	869%

Nine-month Period Ended September 30 (in millions $)

	2019	2018	$ change	% change
Share based compensation	$ 0.892	$ 1.112	(0.220)	(20%)
Depreciation and amortization	2.981	0.434	2.547	587%

Share based compensation

Share based compensation decreased to $0.892 million for the nine-months ended September 30, 2019 (2018 - $1.112 million) and $0.347 million for the three-months ended September 30, 2019 (2018 - $0.413 million) as a result of change in assumptions used in the Black-Scholes option model.

Depreciation and amortization

Depreciation and amortization increased to $2.981 million for the nine-months ended September 30, 2019 (2018 - $0.434 million) and $1.986 million for the three-months ended September 30, 2019 (2018

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- $0.205 million) as a result of addition of intangibles on acquisitions and adoption of IFRS 16 that led to recognition of right-of-use assets that are amortized, in particular related to the office premises leases for Autopro.

OTHER LOSS (INCOME)

Three-months Ended September 30 (in millions $)

	2019 Restated	2018 Restated	$ change	% change
Finance costs	$ 1.462	$ 0.028	1.434	5,121%
Finance income	-	-	-	-%
Foreign exchange loss	0.132	0.104	0.028	27%
Impairment	0.508	-	0.508	100%
Business acquisition costs and other expenses	9.122	0.001	9.121	912,100%
Total	$ 11.224	$ 0.133	$ 11.091	8,339%

Nine-months Ended September 30 (in millions $)

	2019 Restated	2018 Restated	$ change	% change
Finance costs	$ 1.633	$ 0.190	1.443	759%
Finance income	(0.165)	-	(0.165)	(100%)
Foreign exchange loss	0.296	0.083	0.213	257%
Impairment	0.508	-	0.508	100%
Business acquisition costs and other expenses	9.298	0.052	9.246	17,781%
Total	$ 11.570	$ 0.325	11.245	3,460%

The Company was active in raising financing for working capital needs through convertible debenture offering, taking on term loan and adding on loans through business combinations. Finance costs in the three and nine months ended September 30, 2019 increased significantly as these instruments are interest- bearing and carrying amount of debts was significant in comparison with the same periods of the comparative year.

Finance income relates to royalty stream pursuant to the royalty arrangement with Agnity during the pre- acquisition period prior to April 22, 2019. No finance income was recorded in the three months ended September 30, 2019 as finance income is eliminated upon consolidation with Agnity effective April 22, 2019 (see the details in note 5 to the amended and restated unaudited condensed consolidated interim financial statements). There were no arrangements that earned finance income in the similar periods of the comparative year.

The Company identified indicators of impairment relating to technology assets previously acquired in 2017. The Company recognized an impairment charge accordingly.

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The business acquisition costs and other expenses increased in comparison with the same periods of comparative year primarily due to transaction costs of $9.122 million incurred in acquisition of Autopro, which are non-recurring to the Company’s operations.

RELATED PARTY TRANSACTIONS

The related party transactions are in the normal course of operations and have been valued in amended and restated unaudited condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

Nine-months Period Ended September 30 (in millions$)

	2019 (restated)	2018 (restated)
Salaries, fees and short-term benefits $	1.061	$ 1.359
Share-based compensation	0.202	0.166
	$1.263	$ 1.525

Three-month Period Ended September 30 (in millions $)

	2019 (restated)	2018 (restated)
Salaries, fees and short-term benefits $	0.385	$ 0.453
Share-based compensation	0.047	0.083
	$0.432	$ 0.536

Due from related party

At September 30, 2019, the Company had a $nil (December 31, 2018 – $0.055 million) unsecured demand note receivable with a former shareholder of FDSI bearing interest at 2% per annum.

Due to related party

At September 30, 2019, the Company had $nil (December 31, 2018 – $0.037 million) due to a director of the Company. The amount was unsecured, non-interest bearing, due on demand and relates to advances and expenses incurred by the Officers and Directors on behalf of the Company.

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At September 30, 2019, the Company had $0.886 million (December 31, 2018 - $nil) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand. This amount was included in the net identifiable assets (liabilities) of Agnity.

Related party transaction

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in the development of temperature and occupancy sensors specific to the Company’s needs. During the nine months ended September 30, 2019, the Company recognized $0.411 million (nine months ended September 30, 2018 -

$nil) in research and development expenses relating to the MDSA. There were no outstanding payable balances in connection with the MDSA as at September 30, 2019.

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CAPITAL RESOURCES, LIQUIDITY, AND FINANCIAL INSTRUMENTS

CAPITAL RESOURCES

As at September 30, 2019, the Company had cash of $2.669 million compared with $1.326 million as at December 31, 2018.

The Company’s ability to fund current and future operations is dependent on it being able to generate sources of cash through positive cash flows from operations, equity and/or debt financing.

The Company had a working capital deficiency as at September 30, 2019 as a result of significant cash outflows in operating and investing activities.

As at September 30, 2019: $(4.132) million As at December 31, 2018: $(0.824) million

The Company plans to approach the capital markets to raise the funds required to overcome any deficiencies. In addition, the Company has created aggressive marketing and sales plans and increased headcount related to sales and business development, which is expected to result in an increase in revenue and cashflow.

SUMMARY OF STATEMENT OF CASH FLOWS

	Nine-month Period Ended September 30 (in millions$)
	2019	2018
Cash provided by (used) in:
Operating activities	$(11.872)	$(8.076)
Investing activities	(20.696)	0.071
Financing activities	33.915	8.008
Increase in cash, before effect of exchange rate fluctuation	1.347	0.003

OPERATING ACTIVITIES

The Company’s “cash used” in operating activities for the period ended September 30, 2019 was ($11.872 million) and ($8.076 million) for the nine-month period ended September 30, 2018. The uses of cash remain primarily due to operations acquired via acquisitions and increased spending to grow the Company and expand its presence in the market. Consistent with the same period last year, the Company incurred significant expenses associated with acquisitions (including those that are pending), and efforts related to its public market activities.

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INVESTING ACTIVITIES

The Company had a net use of $(20.696 million) in cash for the nine-month period ending September 30, 2019 compared to net cash received of $0.071 million in the nine-month period ending September 30, 2018. The change relates primarily to the cash payments used to acquire Autopro.

FINANCING ACTIVITIES

Cash provided by financing activities increased to $33.915 million as compared to $8.008 million for the nine-month periods ending September 30, 2019 and 2018 respectively. The significant increase is attributed to the net cash proceeds from issuance of convertible debentures of $22.940 million, a term loan facility with Integrated Private Debt Fund VI LP of $12.834 million, and the proceeds from share purchase warrant and stock option exercises of $1.503 million. In the prior period, the activities mainly related to the capital raise though issuance of common shares for the net proceeds of $9.195 million.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements.

To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. As a junior technology company, up front investments are high, with any returns on capital expected in the future. The Company has sustained losses in recent years and its ability to continue as a going concern is dependent on the Company's ability to generate future profitable operations and cash flows and/or obtain additional financing.

While the Company has been successful in raising capital in the past, there is no assurance that it will be successful in closing further financing in the future. These amended and restated unaudited condensed consolidated interim financial statements do not give effect to any adjustments to the carrying value of recorded asset and liabilities, revenue and expenses, the statement of financial position classifications used and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material

Financing of future investment opportunities could be limited by current and future economic conditions, the covenants in our current Credit Agreements and requirements imposed by regulators. As at September 30, 2019, all covenants were met under our Credit Agreements with two external creditors.

FAIR VALUES

The carrying values of cash and cash equivalents, trades and other receivable, unbilled revenue, trade payable and accrued liabilities, business acquisition payable, and due to and from related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of long-term receivables, loans and borrowings and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations.

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Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

RISK MANAGEMENT

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies while retaining ultimate responsibility for them. The Company is exposed to a variety of financial risks by virtue of its activities: market risk, credit risk, interest rate risk and liquidity risk. The Company’s overall risk management program has not changed throughout the year and focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. The finance department identifies and evaluates financial risks in close cooperation with management.

CREDIT RISK

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the credit worthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are set based on forward looking information and revised when there is a change in the circumstances of a customer that would result in financial difficulties as indicated through a change in credit quality or industry factors and create doubt over the receipt of funds. Such reviews of a customer’s circumstances are done on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. An accounts receivable is completely written off once management determines the probability of collection to be not present.

The Company applies IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long-term receivables. To measure the expected credit losses, trade receivables and other receivables, unbilled revenue and long-term receivables have been grouped based on similar credit risk profiles and the days past due. Unbilled revenue has substantially the same risk profile as the trade receivables for the same type of contracts. The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over period of time and the corresponding historical credit losses experienced over this same period. The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

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As at September 30, 2019, the loss allowance was $0.172 million (December 31, 2018 - $0.045 million) with a loss provision of $0.162 million recognized for the three- and nine-months period ended September 30, 2019 (three- or nine-months period ended September 30, 2018 - $nil). The entirety of the loss allowance relates to provision for bad debt on trade receivable balances.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash; however, the risk is minimal because of their short-term maturity. All of the Company’s interest- bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

FOREIGN CURRENCY RISK

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, principally in USD, which exposes the Company to fluctuating balances and cash flows due to various in foreign exchange rates.

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CONTROL MATTERS, POLICIES, AND CRITICAL ACCOUNTING ESTIMATES

DISCLOSURE CONTROLS AND PROCEDURES

mCloud’s disclosure controls and procedures (DCP), as defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (NI 52-109) are designed to provide reasonable assurance that information required to be disclosed in our filings under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They are also designed to provide reasonable assurance that all information required to be disclosed in these filings is accounted for, accumulated and communicated to management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as appropriate. This is meant to allow for timely decisions regarding public disclosure. While we regularly review our disclosure controls and procedures, we cannot provide absolute assurance because of the limitations in control systems to prevent or detect all misstatements due to error or fraud.

Our management, including the CEO and CFO, conducted an evaluation of the effectiveness of our DCP as of September 30, 2019. Based on this evaluation, we concluded that our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our Company in reports it files or submits is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the British Columbia Securities Commission Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our Company’s management, including our Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of significant deficiencies in internal control over financial reporting as identified below under the heading “Internal Controls over Financial Reporting.” Management anticipates that such disclosure controls and procedures will not be effective until the significant control deficiencies are remediated. Our Company intends to remediate the significant control deficiencies as set out below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our Company have been detected.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as defined in NI 52-109. ICFR means a process designed by or under the supervision of the CEO and CFO, and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that:

(1)    pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of mCloud are being made only in accordance with authorizations of management and directors of mCloud; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of mCloud’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of September 30, 2019 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at September 30, 2019 due to the following significant control deficiencies (i) a lack of written policies and procedures for accounting, and financial reporting; and (ii) inadequate review of accounting entries and accounting positions; and (iii) inadequate segregation of incompatible duties. Our Company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of September 30, 2019.

During the period covered by this interim report, we have not been able to remediate the material weaknesses identified above.

PLAN FOR REMEDIATION OF MATERIAL WEAKNESSES

We have taken appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. Our remediation efforts include, but are not limited to, engaging an external firm to assist with the review, documentation and implementation of controls in accordance with COSO, enhancing the skills, expertise and manpower of the accounting and finance team, and implementation of sophisticated software for consolidation, financial statements and MD&A preparation. In addition, we have engaged professional valuators for all purchase-price accounting, and we intend to consider the results of our remediation efforts and related testing as part of our year-end 2019 assessment of the effectiveness of our internal control over financial reporting and our disclosure controls and procedures.

The remediation efforts set out above are in part dependent upon our Company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner. Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm.

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Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a result of our consolidation of Agnity and our acquisition of Autopro, the Company experienced significant changes in internal controls over financial reporting as described above. As noted above, our remediation efforts are extensive. In addition to the items noted above, the Company has also made a significant investment in its finance function, adding a Director of Financial Reporting, Manager of Financial Reporting, and a Senior Controller, all with extensive backgrounds in audit (Canada and the USA) and financial reporting for publicly traded companies in both Canada and the USA, as well as expertise in IFRS and US GAPP accounting.

CHANGES IN ACCOUNTING POLICIES

Adoption of IFRS 16

The Company has adopted IFRS 16 effective January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model which requires a lessee to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessor accounting remains similar to previous accounting policies. The Company elected to use the modified retrospective approach which does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening accumulated deficit as at January 1, 2019 and applies the standard prospectively.

On transition to IFRS 16, the Company recognized additional right-of-use assets related to contracts previously classified as operating leases. When measuring the lease liabilities, the Company discounted the remaining minimum lease payments, excluding short-term and low-value leases, using its incremental borrowing rate at January 1, 2019. The right-of-use assets recognized at January 1, 2019 were measured at amounts equal to the present value of the lease liabilities, adjusted by the amount of lease inducements of $0.117 million recognized in the Company’s consolidated statement of financial position at December 31, 2018. The weighted average incremental borrowing rate (“IBR”) used to determine the lease liabilities at adoption was approximately 8.14%. The right-of-use assets and lease liabilities recognized relate to office premises in Canada and the United States.

Future changes in accounting policies

The following standard is not yet effective for the year ending December 31, 2019, and has not been applied in the preparation of the amended and restated unaudited condensed consolidated interim financial statements:

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The International Accounting Standards Board (IASB) issued the revised Conceptual Framework for Financial Reporting on March 29, 2018 which underpins IFRS Standard. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after January 1, 2020. mCloud intends to adopt the amendments for the annual period beginning on January 1, 2020. Management does not expect the amendments to have a material impact on its financial statement.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the amended and restated unaudited condensed consolidated interim financial statements in accordance with IAS 34 requires management to use judgement and make estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities at the date of the amended and restated unaudited condensed consolidated interim financial statements, and the reported amounts of revenue and expenses during the reporting periods. The judgements, estimates and associated assumptions are based on historical experience and other factors that management considers to be relevant and are subject to uncertainty. Judgements, estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ from these estimates due to factors in interest rates, foreign exchange rates, inflation, and changes in economic conditions.

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OUTSTANDING SHARE DATA

As at the date of this report, the following securities were outstanding:

Shares issued and outstanding	16,534,219
Share purchase warrants	1,886,755
Stock options	1,577,836
Restricted stock units	469,415
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FORWARD-LOOKING INFORMATION

This MD&A contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information concerning the future business prospects and potential revenue of the Company and the completion of acquisitions referenced herein by the Company.

Examples of forward-looking information in this MD&A include, but are not limited to, the Company’s plans to expand to international markets, the acquisition of Autopro Automation, advances in technology development, the outcomes of marketing, customer outreach, and business development efforts, and the impact of realigning marketing and business developments at Autopro from project- based customer opportunities to AssetCare recurring revenue engagements.

Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the ability of mCloud to successfully compete against global and regional marketplaces; business and economic conditions generally; exchange rates (including estimates of exchange rates from Canadian dollars to the U.S. dollar or other currencies); business development and marketing and sales activity; the continued availability of financing on appropriate terms for future projects; productivity at mCloud, as well as that of mCloud’s competitors; market competition; research and development activities; the successful introduction and client acceptance of new products; successful introduction of various technology assets and capabilities; the impact on mCloud and its customers of various regulations; mCloud’s ongoing relations with its employees and contractors; and the extent of any labour, equipment or other disruptions at any of its operations of any significance other than any planned maintenance or similar shutdowns.

In addition to the assumptions outlined above, forward looking information related to long term revenue cumulative average annual growth rate (CAGR) objectives, and long term adjusted earnings per share CAGR objectives are based on assumptions that include, but not limited to:

•	mCloud’s success in achieving growth initiatives and business objectives;
•	future business acquisitions that have not yet been finalized or approved by either the Board of Directors or Regulators where applicable;
•	continued investment in growth businesses and in transformation initiatives including the relevant development activities and wide-spread acceptance of the use of AI;
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•	no significant changes to our effective tax rate, recurring revenue, and number of shares outstanding;
•	moderate levels of market volatility;
•	level of listings, trading, and clearing consistent with historical activity;
•	economic growth consistent with historical and expected activity;
•	no significant changes in regulations;
•	continued disciplined expense management across our business;
•	continued re-prioritization of investment towards enterprise solutions and new capabilities; and
•	free cash flow generation consistent with historical run rate.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. We expect that subsequent events and developments may cause our views to change, we have no intention to update this forward-looking information, except as required by applicable securities law.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward- looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward- looking statements contained in this MD&A are made as of the date of this MD&A, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

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